Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Solo Cup Company

We consent to the use of our report dated March 16, 2009, except as to note 23, which is as of December 4, 2009, with respect to the consolidated balance sheets of Solo Cup Company and subsidiaries (the Company) as of December 28, 2008 and December 27, 2007, and the related consolidated statements of operations, shareholder’s equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 28, 2008, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

As discussed in note 2(u) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), during 2007.

/s/ KPMG LLP

Chicago, Illinois

December 18, 2009